UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

First Quarter 2007 Earnings Report

May 2, 2007

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary first quarter 2007 results today.

Highlights

First Quarter 2007 vs. First Quarter 2006

▪	Passenger traffic totaled 3.4 million, an increase of 14.5%.
▪	Total revenues increased 10% to Ps. 436 million.
▪	Operating income declined 1.9%, principally as a result of increased depreciation and amortization.
▪	EBITDA rose 6.6% to Ps. 244 million, equivalent to a 55.9% margin.
▪	Net Income increased 5.8% to Ps. 124 million. Earnings per share were Ps. 0.31, and earnings per American Depositary Share (ADS) were US$0.22.
▪	Capital expenditures were Ps. 181.5 million.
▪

Effective in the first quarter of 2007, OMA adopted Financial Information Norm NIF B3 “Income Statement” which resulted in the reclassification of statutory employee profit sharing under other expenses; and the International Financial Reporting Interpretations Committee IFRIC 12 “Service Concession Arrangements” interpretation of International Financial Reporting Standards, which affected the accounting for airport concessions.

Passenger Traffic

During the first quarter of 2007, total passenger traffic increased 14.5%, as a result of an increase in domestic passenger traffic that offset a decrease in international traffic. The airports with the highest traffic growth were Monterrey (21.3%), Culiacán (24.8%), Chihuahua (26.5%), Ciudad Juárez (20.5%), Torreón (35.6%), and Tampico (21.8%).

Domestic traffic grew 22.9% as compared to the same quarter of 2006. This growth was due primarily to the entrance of new airlines (Alma, Avolar, Interjet, VivaAerobus, and Volaris) into the market since the end of 2005. The new airlines have increased their routes and frequencies to OMA’s airports.

On March 26, 2007, the Ministry of Communications and Transport (SCT) announced the immediate suspension of Líneas Aéreas Aztecas for not meeting the necessary operating requirements. During the first quarter of 2007, the suspension did not have a relevant impact on the volume of passengers at OMA’s airports.

International traffic decreased 5.9%. The tourist destination airports and Monterrey recorded decreases as a result of the cancellation of international flights and a decrease in charter flights during February and March. Torreon and Culiacan recorded increases, principally as a result of the start of operations by Delta Airlines at the Culiacan airport at the end of January and at the Torreon airport in March. International traffic transported by Aerocalifornia before its temporary suspension in 2006 has partially recovered.

Revenues

Total net revenues during the first quarter of 2007 were Ps. 436.4 million, a 10% increase as compared to the first quarter of 2006. The mix of revenues in the first quarter of 2007 was 81.5% aeronautical revenues and 18.5% non-aeronautical revenues.

Aeronautical net revenues increased Ps. 35.1 million, or 11%, as compared to the first quarter of 2006. The increase reflects principally a 17.2% increase in passengers who pay passenger charges (TUA, tarifa de uso de aeropuerto) and a 7.6% increase in the number of airport operations. Aeronautical revenues per passenger decreased Ps. 3.3, or 3.1%, as compared to the prior year period.

The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis, after the close of each year.

Non-aeronautical revenues increased Ps. 4.6 million, or 6.1%, overall during the first quarter of 2007, as compared to the first quarter of 2006 principally due to the increase in revenues from parking (Ps. 3.2 million, or +15.5%), restaurants (Ps. 1.1 million, or +20%), and car rentals (Ps. 1.7 million, or +33.3%). Duty free revenues declined Ps. 0.7 million, or 13.5%, as a result of new security measures implemented on flights to the United States starting in August 2006 and the decline in international traffic.

Non-aeronautical revenues that are closely linked to traffic volume (such as parking, retailers, restaurants, car rentals, and duty free stores) increased 13.8% during the first quarter of 2007, or 17.5% excluding duty free. Revenues that are not directly linked or that take longer to reflect changes in passenger traffic, such as advertising and leasing of space (VIP lounges, cargo warehousing, and other leases to airlines), decreased 4.2% in the first quarter of 2007 principally due to non-recurring revenue of Ps. 3.4 million in 2006. As a result, non-aeronautical revenues per passenger declined by 7.3% in the first quarter of 2007.

Costs and operating expenses

Total costs and operating expenses were Ps. 264.6 million in the first quarter of 2007, an increase of 19.4%, as compared to the same period of 2006, principally because of increased depreciation and amortization charges and higher costs as a result of putting into service temporary Terminal C at the Monterrey airport.

Effective in the first quarter of 2007 the Company began accruing for various costs and expenses that it estimates will be incurred during the full year on a uniform basis.

Cost of services increased 10.3% during the first quarter of 2007. A significant factor in the overall increase in costs was the putting into service temporary Terminal C at the Monterrey airport.

•

Maintenance costs rose 18.4%, principally as a result of maintenance to the escalators and air conditioning system, rehabilitation of the lighting in the public parking areas, and painting at the Acapulco airport; rehabilitation of runways, automatic doors, escalators, and air conditioning equipment at the Ciudad Juárez airport; and installation of new electrical connections for tenants, maintenance and repairs to elevators and escalators, and general repairs to the rescue and firefighting services facility at the Monterrey airport.

•	Security costs rose 11.7%. The most important increase was at Monterrey airport (+Ps. 1.2 million) where 34 security personnel were contracted for Terminal C.
•

Electricity costs rose 6.2%, principally as a result of increases at the Monterrey airport (+12.3%) caused by the putting into service of temporary Terminal C; at the Acapulco airport (+9.8%), resulting from an increase in rates for 2007; and at the Ciudad Juárez airport (+39.4%), as a result of energy use at the general aviation facilities, which were operated by a third party until August 2006, and from high levels of energy use caused by the exceptionally cold winter.

•	These were offset in part by a decrease in materials and supplies (-13.7), and retirement provisions (-27.9%).

General and administrative expenses increased 14.4% in the first quarter of 2007, as compared to the same period of 2006 as a result of additional expenses related to being a publicly-listed company, including professional fees (+Ps. 3.3 million) and listing fees (+Ps. 1.0 million), and increases in payroll and compensation expenses of Ps. 3.1 million.

Airport concession taxes are charged as 5% of gross revenues; and the year over year change follows the same tendency as revenues. The technical assistance fee is the greater of US$3 million per year or 5% of EBITDA before technical assistance. In the prior year period this expense was accrued based on the fixed minimum fee, and in the current year period it was accrued based 5% of EBITDA before technical assistance, resulting in a significant increase in this expense category.

Depreciation and amortization increased 34.2% during the first quarter of 2007, principally as a result of the increase in investments and an increase of Ps. 7.6 million resulting from the decrease in the estimate of the useful life of pavements (runways, taxiways, and aprons) effective since the fourth quarter of 2006.

The adoption of IFRIC 12 resulted in a reduction of depreciation of Ps. 4.1 million in the first quarter of 2007. Solely for comparative purposes, this adjustment has also been made in the results for the first quarter of 2006.

Operating income was Ps. 171.8 million in the first quarter of 2007, a reduction of 1.9% as compared to the prior year period. The reduction was principally the result of the increase in depreciation and amortization.

EBITDA

OMA’s EBITDA increased 6.6% during the first quarter of 2007 to Ps. 244.1 million, as revenues grew in absolute terms more than operating costs and expenses.

The EBITDA margin for the first quarter was 55.9%, a decrease of 1.8 percentage points as compared to the first quarter of 2006.

In 2006 we adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results. The segment results for the first quarter of 2007 reflect this change.

Other expense, financing income and taxes

Other income (expense), net reflects the new Financial Information Norm NIF B3 “Income Statement.” This item now includes statutory employee profit sharing, previously included in taxes. Both periods include this change. In addition, certain costs or gains that were registered in this line item during the first quarter of 2006, have been reclassified as operating costs and expenses in 2007, increasing or reducing the items to which they correspond.

During the first quarter of 2007, integral financing income decreased Ps. 3.3 million (-13.7%), as compared to the same quarter of 2006. This decrease was principally due to a higher loss on monetary position.

Income tax expense in the first quarter of 2007 was Ps. 66.3 million, unchanged from the first quarter of 2006. The new NIF B3 provides that this item comprises asset tax and income tax expense. The adoption of IFRIC 12 increased deferred income tax expense by Ps. 1.2 million; solely for comparative purposes, a corresponding adjustment has also been made to the prior year period.

Net Income

Net income in the first quarter of 2007 rose to Ps. 123.8 million, an increase of 5.8% as compared to Ps. 117 million in the first quarter of 2006. Earnings per share were Ps. 0.31, and earnings per ADS were US$0.22. Each ADS represents eight Series B shares.

Capital expenditures

Capital expenditures totaled Ps. 181.5 million in the first quarter of 2007, three times the level during the same period of 2006. The principal investments were:

▪	Excavation works for the drainage and sanitary systems and foundation works for Monterrey Airport Terminal B.
▪	Rehabilitation of runways.
▪	Completion of the expansion and remodeling works on terminal buildings.
▪	Putting into service of a new area for individual and collective land transport at the Monterrey airport.

OMA expects that capital investments in 2007 will exceed Ps. 500 million, not including possible investment in screening equipment for checked baggage, which is larger that the amount invested in 2006 and the amount included in the Master Development Program.

Liquidity

As of March 31, 2007, OMA had cash and cash equivalents of Ps. 1,754.5 million, a 5.5% decrease as compared to March 31, 2006. During the first quarter of 2007, resources generated from operating activities were Ps. 307.5 million. After capital expenditures of Ps. 181.5 million, the balance of cash and cash equivalents increased by Ps. 126 million, as compared to the balance as of December 31, 2006.

Balance sheet effects of adopting IFRIC 12

IFRIC 12 requires that the value of a concession be registered as an intangible asset that is amortized over the term of the concession Previously, OMA amortized a portion of the concessioned assets (Rights to use airport installations), over their estimated useful lives. Effective with the first quarter of 2007, these assets are included in Airport Concessions and are amortized over the life of the concession.

Accounting norms require determining the effect in a retrospective manner. This increased retained earnings by Ps. 43.6 million and deferred income tax by Ps. 27.9 million.

The balance sheet as of March 31, 2007 includes these adjustments. Solely for comparative purposes, they have also been included in the balance sheet for March 31, 2006.

Other developments

Annual Shareholders’ Meeting: The annual meeting was held on April 27, 2007. The results of this meeting are available at the investor relations section of OMA’s website (http://ir.oma.aero). Among the principal actions taken by the shareholders was the approval of dividends totaling Ps. 429.6 million, or approximately Ps. 1.0741 per share, to be paid in four equal installments in accordance with the Company’s dividend policy. Payment dates will be: July 15, 2007; October 15, 2007; January 15, 2008; and April 15, 2008.

OMA will hold a conference call on May 3, 2007 at 1:00 am EDT, 12:00 pm Mexico City time, to discuss the first quarter 2007 earnings.

The conference call is accessible by calling (888) 373-2605 toll-free from the U.S. or +1 (973) 935-2968 from outside the U.S. The confirmation code is 8707073. A taped replay will be available through May 10, 2007 at (877) 519-4471 toll free or +1 (973) 341-3080.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	**1Q 06**	**1Q 07**	**% Var.**
Acapulco	348.9	363.4	4.2
Ciudad Juárez	159.1	191.7	20.5
Culiacán	192.4	240.2	24.8
Chihuahua	142.2	179.8	26.5
Durango	48.6	60.1	23.7
Mazatlán	266.3	259.1	(2.7)
Monterrey	1,182.2	1,434.0	21.3
Reynosa	30.7	29.2	(4.9)
San Luis Potosí	54.6	57.4	5.0
Tampico	109.6	133.5	21.8
Torreón	86.2	116.9	35.6
Zacatecas	72.4	63.3	(12.5)
Zihuatanejo	242.5	231.5	(4.5)
Total	**2,935.7**	**3,360.1**	**14.5**

Domestic Passengers			
Acapulco	162.4	183.4	12.9
Ciudad Juárez	158.8	191.4	20.6
Culiacán	183.8	231.0	25.7
Chihuahua	124.5	162.1	30.2
Durango	39.3	54.1	37.7
Mazatlán	84.5	87.0	2.9
Monterrey	953.2	1,225.5	28.6
Reynosa	30.7	29.1	(5.0)
San Luis Potosí	37.6	40.7	8.2
Tampico	94.7	122.2	29.1
Torreón	70.8	99.6	40.7
Zacatecas	52.9	45.9	(13.3)
Zihuatanejo	81.5	77.8	(4.5)
Total	**2,074.6**	**2,549.8**	**22.9**

International Passengers			
Acapulco	186.5	180.0	(3.4)
Ciudad Juárez	0.3	0.3	(2.2)
Culiacán	8.7	9.1	5.1
Chihuahua	17.6	17.7	0.4
Durango	9.3	6.0	(35.3)
Mazatlán	181.7	172.1	(5.3)
Monterrey	229.0	208.6	(8.9)
Reynosa	0.0	0.0	0.0
San Luis Potosí	17.0	16.7	(2.0)
Tampico	14.9	11.3	(24.5)
Torreón	15.5	17.3	11.9
Zacatecas	19.5	17.5	(10.3)
Zihuatanejo	161.0	153.7	(4.6)
Total	**861.1**	**810.4**	**(5.9)**

See notes and disclaimers

Note: In the third quarter of 2006 OMA adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results.

Notes and disclaimers

Mexican Financial Information Norms (NIF): financial statements and other information are presented in accordance with current Financial Information Norms in Mexico. These norms differ in certain significant respects from U.S. GAAP.

Unaudited financials: financial statements for the first quarter of 2007 are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Cargo unit: equivalent to 100 kg of cargo.

Workload Unit: one Terminal passenger and/or one cargo unit.

EBITDA: OMA defines EBITDA as net income minus net comprehensive financing income and other income plus income taxes, asset tax, statutory employee profit sharing and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under Mexican Financial Information Norms or U.S. GAAP, and it may be calculated differently by different companies.

Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of March 31, 2007 purchasing power.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 11.0336/US$.

Forward looking statements: This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: May 2, 2007